EXHIBIT 99.1

FirstService Announces Normal Course Issuer Bid

TORONTO, Aug. 18, 2016 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) (“FirstService”) announced today that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by FirstService of its intention to make a normal course issuer bid (the “NCIB”) with respect to its outstanding subordinate voting shares (the “Subordinate Voting Shares”).

The notice provides that FirstService may, during the 12 month period commencing August 24, 2016 and ending no later than August 23, 2017, purchase through the facilities of the TSX, alternative Canadian Trading Systems or The NASDAQ Stock Market (“NASDAQ”) up to 3,100,000 Subordinate Voting Shares in total, being approximately 10% of the “public float” as of August 17, 2016 of such class of shares. Purchases of Subordinate Voting Shares through NASDAQ will be made in the normal course and will not, during the 12 month period ending August 23, 2017 exceed, in the aggregate, 5% of the outstanding Subordinate Voting Shares as at the commencement of the NCIB. The price which FirstService will pay for any such shares will be the market price at the time of acquisition. During the period of this NCIB, FirstService may make purchases under the NCIB by means of open market transactions or otherwise as permitted by the TSX and/or NASDAQ. The actual number of Subordinate Voting Shares which may be purchased pursuant to the NCIB and the timing of any such purchases will be determined by senior management of FirstService. The average daily trading volume from February 1 to July 31, 2016 was 51,570 Subordinate Voting Shares. Daily purchases under the NCIB will be limited to 12,892 Subordinate Voting Shares, other than block purchases. All shares purchased by FirstService under the NCIB will be cancelled.

As of August 17, 2016, there were 34,663,317 Subordinate Voting Shares and 1,325,694 multiple voting shares of FirstService outstanding.

FirstService may purchase its Subordinate Voting Shares, from time to time, if it believes that the market price of its Subordinate Voting Shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of FirstService. FirstService may also purchase its Subordinate Voting Shares in order to mitigate the dilutive effect of stock options issued under its stock option plan.

FirstService’s previous NCIB expires on August 23, 2016. As of August 17, 2016, FirstService has purchased for cancellation under the previous NCIB an aggregate of 541,594 Subordinate Voting Shares at an average weighted price of US$38.43 per share.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$1.3 billion in annual revenues and has approximately 16,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV.” More information is available at www.firstservice.com.

Forward-Looking Statements
Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to identify and acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in the Annual Information Form of FirstService for the year ended December 31, 2015 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, FirstService undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COMPANY CONTACTS:

D. Scott Patterson
CEO
(416) 960-9500

Jeremy Rakusin
CFO
(416) 960-9500